SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 30th April 2004

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure:

•                                                                  Notice dated 30th April 2004 “Orange plc Redemption of Notes”.

30 April 2004

Orange plc Redemption of Notes

Pursuant to Article Eleven of the Indenture dated 11 June 1999 between Orange plc (“Orange”) and Citibank, N.A. (the “Trustee”) relating to the £150,000,000 8 7/8% Senior Notes due 1 June 2009, the $275,000,000 9% Senior Notes due 1 June 2009 and the $225,000,000 8 3/4 Senior Notes due 1 June 2006 (the “Indenture”), today Orange has notified the Trustee of its election to redeem any and all of the:

(i)                                           £150,000,000 8 7/8% Senior Notes due 1 June 2009 (XS0098509028) (ISIN), 9850902 (Common Code) (XS0100876787) (ISIN), 0087678 (Common Code) (XS0098508723) (ISIN) 9850872 (Common Code) (the “Sterling Notes”) (collectively, the “Securities”); and the

(ii)                                        $275,000,000 9% Senior Notes due 1 June 2009 (US685211AC82) (ISIN), 009851011 (Common Code) (USG67665-AD-44) (CUSIP) (US685211AD65) (CUSIP) (the “Dollar Notes”) (collectively, the “Securities”).

The date of redemption of the Securities will be 1 June 2004 (the “Redemption Date”).  The price to be paid for the redemption of the Securities will be 104.437% of the outstanding principal amount of the Sterling Notes and 104.500% of the outstanding principal amount of the Dollar Notes (the “Redemption Price”).  The Redemption Price is equivalent to £156,629,390.75 for the Sterling Notes and $274,636,450.00 for the Dollar Notes.  On the Redemption Date, the Redemption Price will become due and payable upon each such Security to be redeemed.  Unless Orange defaults in making payment of the Redemption Price on the Redemption Date, interest thereon will cease to accrue on and after said date.  Holders of the Securities must surrender the Securities to Citibank N.A., as paying agent, on the Redemption Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC

Date: 30th April 2004	By:	/s/ PHILIPPE MCALLISTER
Name: Philippe McAllister
Title: Director